Exhibit 99.1

Galmed Pharmaceuticals Announces the Appointment of

Professor Ran Oren, M.D., as Chief Medical Officer

TEL AVIV, Israel, August 1, 2016 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of liver diseases, announced today that it has appointed Professor Ran Oren, M.D., as Chief Medical Officer (“CMO”), effective as of August 1, 2016. Dr. Oren replaces Dr. Maya Halpern, who previously served as Galmed’s CMO.

Dr. Oren currently serves as Professor of Gastroenterology & Hepatology at the Faculty of Medicine, the Hebrew University of Jerusalem, Israel, as well as the Head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel ("Hadassah"). Dr. Oren will serve as CMO while maintaining his ongoing commitments at Hebrew University and Hadassah.

After concluding his medical training at the Hebrew University and Hadassah, Dr. Oren completed his residency in Gastroenterology and Hepatology at the Tel Aviv Sourasky Medical Center followed by a two-year fellowship in New York, combining research at Albert Einstein College of Medicine and advanced clinical fellowship at the Liver Division, Mount Sinai Medical Center. In 2000, Dr. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he also served as Chief of Medicine from 2008 to 2010. Dr. Oren concurrently served as the President of the Israeli Association for the Study of the Liver between 2007 and 2010.

“Dr. Oren was a scientific collaborator of our Company’s Co-Founder, the late Professor Tuvia Gilat, and has served as a member of our Scientific Advisory Board since 2014” commented Allen Baharaff, Galmed’s President and Chief Executive Officer. Mr. Baharaff continued, “Dr. Oren is a practicing gastroenterologist and hepatologist and previously was the principal investigator of Aramchol’s Phase IIa study, and we are privileged that he has agreed to join Galmed and lead the clinical development of Aramchol."

Dr. Oren added “I am honored to continue the life work of Professor Gilat, who was my mentor and friend for many years. I have been scientifically and clinically involved in the field of NAFLD since the early 2000’s. I view this position at Galmed as an exciting opportunity for me to contribute to a company that I have been following from concept to this exciting phase of advanced clinical studies, and I look forward to working with the Galmed team.”

About Nonalcoholic Fatty Liver Disease and Nonalcoholic Steatohepatitis:

Nonalcoholic fatty liver disease (NAFLD) is the most common cause of chronic liver disease in the United States and it is currently estimated that NAFLD affects almost 30% of adults in Western countries. With climbing obesity rates and more sedentary patient populations, the prevalence of NAFLD is increasing worldwide and is becoming the predominant cause of chronic liver disease in parts of the world. NAFLD represents a spectrum of diseases ranging from simple excess liver fat, or steatosis, to nonalcoholic steatohepatitis (NASH). NASH is the progressive form of fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis. Long-term risks of NASH include cardiovascular disease, cirrhosis, hepatocellular carcinoma and end stage liver disease requiring liver transplantation.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, AramcholTM, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of AramcholTM in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include risks and uncertainties associated with the timing, progress and results of the Company’s research, preclinical studies and clinical trials as well as risks and uncertainties identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 22, 2016, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605